EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended September 30		Nine Months Ended September 30
(In thousands, except per-share amounts and market prices)	2005	2004	2005	2004
Net income	$162,557	$122,171	$418,393	$362,684
Interest expense on convertible senior debentures (net of tax)	267	805	1,871	2,413

Net income available to common stockholders	$162,824	$122,976	$420,264	$365,097

Average diluted stock options outstanding	4,383.8	4,999.0	4,845.4	5,511.7
Average exercise price per share	$38.17	$26.48	$37.34	$30.90
Average market price per share—diluted basis	$48.80	$45.67	$48.80	$45.67

Average common shares outstanding	84,567	92,384	86,507	93,416
Increase in shares due to exercise of options—diluted basis	860	1,003	895	1,040
Increase in shares-contingently convertible debt	1,266	3,810	2,954	3,810

Adjusted shares outstanding—diluted	86,693	97,197	90,356	98,266

Net income per share—basic	$1.92	$1.32	$4.84	$3.88

Net income per share—diluted	$1.88	$1.27	$4.65	$3.72